SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of December 2006

                           MAGAL SECURITY SYSTEMS LTD.
                              (Name of Registrant)


                P.O. Box 70, Industrial Zone, Yahud 56100 Israel
                     (Address of Principal Executive Office)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

This Report on Form 6-K is incorporated by reference into the Registrant's Form F-3 Registration Statements File Nos. 333-9050 and 333-123265 and Form S-8 Registration Statement File No. 333-06246.

                           Magal Security Systems Ltd.



6-K Items

     1. Press Release re Magal's DreamBox to Safeguard Water Supply in Multiple Sites From Hazardous Threats and Malicious Activity dated December 21, 2006.

                                                                          ITEM 1

Press Release                                 Source: Magal Security Systems Ltd

Magal's DreamBox to Safeguard Water Supply in Multiple
Sites From Hazardous Threats and Malicious Activity

Thursday December 21, 7:00 am ET

YAHUD, Israel, December 21 /PRNewswire-FirstCall/ -- Magal (NASDAQ: MAGS, TASE:
MAGS) today announced that a major water authority based on the east coast of the US has selected Magal's DreamBox solution to safeguard the utility's multiple-sites from hazardous threats and malicious activity. The order was placed by a nationwide system integrator, which will also install and provide full support for the product.

DreamBox is a state-of-the-art, intelligent video, audio and sensors manageAment platform. As an integrated solution of hardware and software products that performs multiple critical security functions in one box, DreamBox offers local and networked digital video and audio recording (DVR/NVR), intelligent video analysis (IVA), virtual video matrix switching, two-way audio and site security management.

DreamBox helps high-security facilities - such as airports, seaports, train stations, refinery facilities and utility companies - increase safety and security, streamline operations and maintenance, improve productivity and reduce overall expenditures.

"Water supplies are particularly vulnerable to hazardous threats - ranging from terrorist attacks to accidental contamination. While traditional perimeter protection measures, such as fence and ground sensors, are not viable in this environment, risk can still be mitigated by leveraging advanced Intelligent Video for perimeter protection," said Izhar Dekel, CEO of Magal. "We are very excited that our DreamBox solution was recently selected by this major US water utility. The utility will benefit from the full capabilities of our advanced solution, including intelligent video analysis, digital recording, security management and seamless integration with other security technologies, such as radar-based sensors."

Dekel continued, "DreamBox is widely accepted and utilized in international markets and this new order demonstrates that our solution is gaining traction in the US. The type of project that is ideally suited for DreamBox tends to have a long sales cycle, and after selling in the US market for over a year now, we are beginning to see the fruits of our labor pay off with a number of new projects. We are equally encouraged by the positive feedback we have received from prospective customers who have field-tested our product and by our pipeline for DreamBox sales in 2007. We look forward to the coming year and to continuing helping clients leverage our advanced video security solution to meet their demanding security needs and requirements."

About Magal Security Systems, Ltd.

Magal Security Systems Ltd. (Magal) is engaged in the development, manufacturing and marketing of computerized security systems, which automatically detect, locate and identify the nature of unauthorized intrusions. Magal also supplies video monitoring services through Smart Interactive Systems, Inc., a subsidiary in the U.S. The Company's products are currently used in more than 70 countries worldwide to protect national borders, airports, correctional facilities, nuclear power stations and other sensitive facilities from terrorism, theft and other threats. Israeli-based Magal has subsidiaries in the U.S., Canada, the U.K., Germany, Romania, Mexico and an office in China.

Magal trades under the symbol MAGS in the U.S. on the Nasdaq National Market since 1993 and in Israel on the Tel-Aviv Stock Exchange (TASE) since July 2001.

This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission.

    Contacts:

    Company:
    Magal Security Systems, Ltd
    Raya Asher, CFO
    Tel: +972-3-5391444
    Fax: +972-3-5366245
    E-mail: magalssl@trendline.co.il

    Investor Relations:
    G.K. Investor Relations
    Ehud Helft/Kenny Green
    Tel: +1-866-704-6710
    E-mail: Ehud@gk-biz.com
            Kenny@gk-biz.com

    Media Contact:
    Courtney Chauvin
    Affect Strategies
    Tel: +1-212-398-9680 x142
    courtney@affectstrategies.com

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            MAGAL SECURITY SYSTEMS LTD.
                                               (Registrant)



                                            By: /s/Jacob Even-Ezra
                                                ------------------
                                                Jacob Even-Ezra
                                                Chairman of the Board



Date:  December 21, 2006